Exhibit 99.2

"Borr Drilling Fleet Status Report - 11thJanuary 2021"   New Contracts / Extensions / Amendments  Norve • Signed Contract (from LOI): April 2021 to July 2021, BWE, Gabon Prospector 1 • One Optional Well: Jan 2021 to March 2021, ONE-Dyas, Netherlands.  Letters of Intent / Negotiations  Idun • LOA: Mar 2021 to Jan 2022, Asia Pacific Prospector 1 • LOI: Q2 2021, Undisclosed, North Sea This summary is provided as a courtesy and is not intended to replace a detailed review of the Fleet Status Report. This summary contains information on letters of intent/award and advanced negotiations. Letters of intent/award or advanced negotiations may not result in an actual drilling contract. "Forward Looking Statements:  The statements described in this status report that are not historical facts are ""Forward Looking Statements"".  Forward Looking Statements reflect management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.  No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events. We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law."

Borr Drilling

Borr Drilling
11th January 2021

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments
Premium Jack-Ups								
Mist	KFELS Super B Bigfoot Class	350 ft	2013	Available	May - 2020	September - 2020	Malaysia	Warm Stacked
				ROC Oil	October - 2020	May - 2021	Malaysia	Operating with option to extend
Prospector 1 [1]	F&G, JU2000E	400 ft	2013	Available	April - 2020	September - 2020	United Kingdom	Warm Stacked
				One-Dyas	October - 2020	March - 2021	Netherlands	Operating with option to extend
				Undisclosed	April - 2021	October - 2021	North Sea	LOI
Norve	PPL Pacific Class 400	400 ft	2011	Available	March - 2020	March - 2021	Gabon	Warm Stacked
				BWE	April - 2021	July - 2021	Gabon	Operating with option to extend
Idun	KFELS Super B Bigfoot Class	350ft	2013	Available	August - 2020	February - 2021	Malaysia	Warm Stacked
				Undisclosed	March - 2021	January - 2022	Asia Pacific	LOA
Gunnlod	PPL Pacific Class 400	400 ft	2018	Mobilization	March - 2020	August - 2020	Singapore	Contract Preparations and Mobilization
				PTTEP	September - 2020	March - 2021	Malaysia	Operating with option to extend
Saga	KFELS Super B Bigfoot Class	400 ft	2018	Eni	February - 2020	July - 2020	Vietnam	Operating
				PTTEP	September- 2020	October - 2021	Malaysia	Operating with option to extend
Galar	PPL Pacific Class 401	400 ft	2017	PEMEX	April - 2020	October - 2021	Mexico	Operating
Njord	PPL Pacific Class 401	400 ft	2019	PEMEX	June - 2020	December - 2021	Mexico	Operating
Gersemi	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	February - 2021	Mexico	Operating
Grid	PPL Pacific Class 400	400 ft	2018	PEMEX	August - 2019	February - 2021	Mexico	Operating
Odin	KFELS Super B Bigfoot Class	350 ft	2013	PEMEX	March - 2020	August - 2021	Mexico	Operating
Prospector 5 [1]	F&G, JU2000E	400 ft	2014	Available	April - 2020	October - 2020	United Kingdom	Warm Stacked
				CNOOC	November - 2020	May - 2022	United Kingdom	Operating with option to extend
Natt	PPL Pacific Class 400	400 ft	2018	First E&P	April - 2019	April - 2021	Nigeria	Operating with option to extend
Gyme	PPL Pacific Class 400	400 ft	2018	Available			Singapore	Warm Stacked
Skald	KFELS Super B Bigfoot Class	400 ft	2018	Available			Singapore	Warm Stacked
Thor	KFELS Super B Bigfoot Class	400 ft	2019	Available			Singapore	Warm Stacked
Hermod	KFELS B Class	400 ft	2019	Available			Singapore	Warm Stacked
Heimdal	KFELS B Class	400 ft	2020	Available			Singapore	Warm Stacked
Hild	KFELS Super B Class	400 ft	2020	Available			Singapore	Warm Stacked
Gerd	PPL Pacific Class 400	400 ft	2018	Available			Cameroon	Warm Stacked
Groa	PPL Pacific Class 400	400 ft	2018	Available			Cameroon	Warm Stacked
Frigg [1]	KFELS Super A	400 ft	2013	Available			Cameroon	Warm Stacked
Ran [1]	KFELS Super A	400 ft	2013	Available			United Kingdom	Warm Stacked

Borr Drilling - Fleet Status Report - January 2021

Borr Drilling

Borr Drilling
11th January 2021

Rig Name	Rig Design	Rig Water Depth (ft)	Year Built	Customer / Status	Contract Start	Contract End	Location	Comments
Jack-Ups Under Construction								
Tivar	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in June - 2022
Vale	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in July - 2022
Huldra	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in August - 2022
Heidrun	KFELS Bigfoot B Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in September - 2022
Var	KFELS Super B Bigfoot Class	400 ft		Under Construction			KFELS shipyard, Singapore	Rig Delivery in September - 2022

1 - HD/HE Capability.
2 - Asset under sales agreement subject to conditions

Forward Looking Statements:

The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward-Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward-Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward-Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward-Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

		Operating / Committed	Available	Cold Stack	Under Construction
Premium Jack-Ups	28	13	10	0	5
Total Fleet	28	13	10	0	5

Borr Drilling - Fleet Status Report - January 2021

Borr Drilling

Borr Drilling

Fleet Status Report - 11th January 2021

Rig Name	Location	Status (2020 Q1 – 2023 Q4)
Premium Jack-Ups		
Mist	Malaysia	Vestigo; Warm Stacked; ROC Oil; Option
Prospector 1 [1]	United Kingdom / Netherlands	Total; Warm Stacked; One-Dyas; LOI; Option
Norve	Gabon	BW Energy; Warm Stacked; BWE; Option
Idun	Malaysia / Asia Pacific	Hoang Long; JVPC; Warm Stacked; LOA
Gunnlod	Singapore / Malaysia	Contract Prep & Mob; PTTEP; Option
Saga	Vietnam / Malaysia	Mob; Eni; Mob; PTTEP; JX Nippon; PTTEP; Option
Gersemi	Mexico	PEMEX
Grid	Mexico	PEMEX
Natt	Nigeria	First E&P; Option
Galar	Mexico	Mob; PEMEX
Njord	Mexico	Mob; PEMEX
Odin	Mexico	Mob; PEMEX
Prospector 5 [1]	Netherlands / United Kingdom	Neptune; Warm Stacked; CNOOC; Option
Gerd	Cameroon	Exxon; Warm Stacked
Groa	Cameroon	Exxon; Warm Stacked
Ran [1]	United Kingdom	Spirit Energy; Warm Stacked
Frigg [1]	Cameroon	Shell; Warm Stacked
Gyme	Singapore	Warm Stacked
Skald	Singapore	Warm Stacked
Thor	Singapore	Warm Stacked
Hermod	Singapore	Warm Stacked
Heimdal	Singapore	Warm Stacked
Hild	Singapore	Warm Stacked
Jack-Ups Under Construction		
Tivar	KFELS shipyard, Singapore	Rig Delivery in June - 2022
Vale	KFELS shipyard, Singapore	Rig Delivery in July - 2022
Huldra	KFELS shipyard, Singapore	Rig Delivery in August - 2022
Heidrun	KFELS shipyard, Singapore	Rig Delivery in September - 2022
Var	KFELS shipyard, Singapore	Rig Delivery in September - 2022

Legend: Option | Available | Under Construction

1 - HD/HE Capability.
2 - Asset under sales agreement subject to conditions.

Forward Looking Statements:
The statements described in this status report that are not historical facts are "Forward Looking Statements".

Forward Looking Statements reflect management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. No assurance can be given that the expectations expressed in these Forward Looking Statements will prove to be correct. Actual results could differ materially from expectations expressed in, or implied by, the Forward Looking Statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealised. These include, but are not limited to, changes to commencement dates, contract duration, earned day rates, locations and other contractual terms; risks relating to the delivery of drilling rigs under construction; sale and purchase of drilling units; oil and gas prices; and risks associated with international operations generally.

No Forward Looking Statement contained in herein or expressed elsewhere should be relied upon as predicting future events.
We undertake no obligation to update or revise any Forward Looking Statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.

Borr Drilling - Fleet Status Report - January 2021